SNR Denton US LLP 1221 Avenue of the Americas New York, NY 10020 USA	Richard D. Simonds Jr. Partner richard.simonds@snrdenton.com T +1 212 768 6700 F +1 212 768 6800 snrdenton.com

January 4, 2013

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:           Opteum Mortgage Acceptance Corporation
Amendment No. 1 to the Registration Statement on Form S-3
Filed October 29, 2012
File No. 333-184629

Ladies and Gentlemen:

On behalf of Opteum Mortgage Acceptance Corporation (the “Registrant”), we have caused to be filed with you electronically on Form S-3/A under EDGAR, the captioned Amendment No. 1 to Registration Statement.

The objective of the above-captioned Amendment No. 1 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated November 26, 2012.  These comments and our corresponding responses may be found below.  Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3

General

Comment:

1.
Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the base prospectus and either supplement, as applicable.

Response:

We confirm that we have applied the SEC’s comments to the base prospectus and/or the supplements universally, if applicable and that we have made conforming revisions if comments issued for one apply to the other. We have indicated the pages on which the changes occur in our responses below.  The page numbers reflect clean copies of the documents which have been sent to the SEC.  The page numbers of the EDGAR filing may differ slightly as a result of formatting.

Comment:

2.
Please note that the registration statement should fully describe the assets, structural features, credit enhancement or other features reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available. However, based on the form of prospectus supplements provided to us, it appears that you have included more assets and structural features than you reasonably contemplate to include in an actual takedown. Please exercise discretion and revise your base prospectus to describe only those material asset types and features reasonably contemplated to be included in an actual takedown in order to make the information easily accessible to investors. For instance, we note that beginning of page 7 of the base prospectus, you describe the types of loans you intend to include. See Section III.A.3.b. of SEC Release No. 33-8518. Alternatively, revise your prospectus supplement(s), or include additional forms of prospectus supplement(s) to illustrate the disclosure that will be provided related to the other assets and structural features included in the base prospectus.

Response:

We have substantially revised the types of assets and credit enhancement included in the registration statement.  We have removed commercial mortgage loans, multi-family mortgage loans, mixed-use mortgage loans, graduated payment mortgage loans and Contracts.  We have removed a letter of credit, a special hazard policy and a mortgage pool insurance policy as forms of credit support.  We have removed currency exchange agreements as a type of derivative.  These changes are reflected throughout the prospectus supplement versions and the base prospectus.

Comment:

3.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

We confirm that the depositor has been current and timely with Exchange Act filings during the past twelve months.  The depositor does not have any affiliate that has offered a class of asset-backed securities involving the same asset class as this offering.

Comment:

4.
We note that, on page 9 of the base prospectus, you state that the agreements with respect to each series of notes or certificates will be filed on a report on Form 8-K after the initial issuance of the securities. We also note similar disclosure on pages S-82 and S-90 of the prospectus supplement(s). Please be advised that finalized agreements, including the exhibits to these agreements, should be filed as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Please revise your disclosure to confirm that agreements will be filed simultaneously with or prior to the final prospectus. Refer to SEC Release No. 33- 6470 at note 11, Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response:

We have revised our disclosure to reflect that finalized agreements will be filed at the time of each takedown.  See page S-85 of prospectus supplement version 1, page S-90 of prospectus supplement version 2 and pages 10, 23 and 53 of the prospectus.

Comment:

5.
Please confirm that you will file any enhancement or support agreements and agreements related to derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

Response:

We will file any enhancement or support agreements and agreements related to derivative instruments as exhibits as required by Regulation AB.  We have added disclosure in this regard.  See page S-62 of the prospectus supplement version 1 and page 10 of the prospectus.

Comment:

6.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

Comment:

7.
We note that you are registering certificates under the pending registration statement. In light of the recent federal district court ruling that the Trust Indenture Act of 1939 applies to asset-backed securities in the form of certificates, please tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 and what information you will include in the prospectus supplement for a takedown of certificates. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

Response:

We are aware of the federal district court ruling in Retirement Board of the Policemen’s Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, 11 Civ. 5459 (WHP) (SDNY April 3, 2012), holding that publicly offered mortgage pass-through certificates are subject to the requirements of the Trust Indenture Act of 1939 ("TIA"). We are also aware of letters by leading industry groups to the district court judge in this case that requested reconsideration and supported an interlocutory appeal. While we agree with arguments that have been advanced by these industry groups that the ruling regarding TIA applicability is not correct, we recognize that, if the ruling is ultimately upheld, steps would need to be taken to cause the governing documents for mortgage pass-through certificates that are registered under the registration statement to comply with the TIA.

Accordingly, we have revised the form of prospectus supplement version 1 at p. S-36 to address this issue. The new disclosure discusses this issue, and describes provisions that will allow amendments to be made to the pooling and servicing agreement as needed to result in compliance with the TIA, if it is determined that the TIA applies to these agreements. As and when legal developments related to this issue warrant, we will update this disclosure as used in any offering.

Comment:

8.
We note that the underlying transaction agreements provide a covenant to repurchase or replace an underlying asset for breach of a representation or warranty. Please provide a repurchase and replacement history for the sponsor, as required by Rule 15Ga-1(a), as well as a reference to the most recent Form ABS-15G filed by the securitizer. Refer to Item 1104(e) of Regulation AB.

Response:

We have include a paragraph reflecting the repurchase and replacement history for the sponsor, as well as a reference to our most recent Form 15G filings, on page S-83 of prospectus supplement version 1.

Comment:

9.
In the most recent Form ABS-15G filed by the securitizer filed on May 15, 2012, you state that you “have attempted to gather information required by this form ABS-15G and Rule 15Ga-1, among other things....” Further, you indicate that you cannot be certain that you have obtained “all applicable Reporting Information” for “among other things” specified reasons. Your statements do not clearly indicate whether you have provided all information required by Rule 15Ga-1 that you can acquire without unreasonable effort or expense. Please revise the footnote to clearly indicate that you have provided 1) the information that you do possess or can acquire without unreasonable effort or expense and 2) a statement that fully explains why the omitted information would require unreasonable effort or expense. Refer to Rule 15Ga-1(a)(2) and Securities Act Rule 409.

Response:

We made a Form ABS-15G/A filing to address this comment on December 13, 2012.

Base Prospectus

Introduction, page 5

Comment:

10.
It appears that you intend to include commercial mortgage loans in the asset pool. If the commercial mortgage loans will represent a material portion of the asset pool, please revise the prospectus supplement(s) to disclose the information called for in Item 1111(b)(9) of Regulation AB to the extent material or limit the breadth of the mortgage pool in the base prospectus.

Response:

We have deleted commercial mortgage loans as a possible asset type.

The Mortgage Loans, page 9

Comment:

11.
It appears that you contemplate linking payments on the securities to an equity participation that the lenders of multifamily, commercial or mixed-use loans may be entitled to. Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518. Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset-backed security under Regulation AB.

Response:

We have deleted commercial, multifamily and mixed-use mortgage loans as asset types.

Representations by Seller, page 14

Comment:

12.
We note in your first paragraph on page 15 that the depositor will assign all of its right, title and interest in each purchase agreement by which it purchased a mortgage loan from a seller insofar as the purchase agreement relates to the representations and warranties made by the seller. Please revise your prospectus supplement(s) to clearly indicate that you will disclose which representations and warranties will not be assigned to the trustee for the benefit of investors.

Response:

All of the representations and warranties made by a seller to the depositor will be assigned to the trustee.  We have revised our disclosure accordingly.  Please see page 13 of the prospectus.

Federal Income Tax Consequences, page 95

Comment:

13.
We note on page 124 your disclosure that the tax consequences of holding or selling a callable class will be discussed in the related prospectus supplement. We could not locate this discussion in either supplement. If you intend to issue callable securities or other exchangeable or redeemable securities, please revise to provide disclosure throughout the registration statement, as appropriate.

Response:

We have added disclosure to address this comment.  See page S-101 of version 1 of the prospectus supplement and page S-95 of version 2 of the prospectus supplement.

Use of Proceeds, page 136

Comment:

14.
We note you contemplate that “substantially all of the net proceeds” will be used to finance the purchase of the mortgage loans “and to pay other expenses.” Please revise your prospectus supplement(s) to disclose the amount of expenses payable from offering proceeds, separately identifying the type and amount of expenses paid to each of the sponsor, servicer, depositor, issuing entity, originator, underwriter, or any affiliate of the foregoing. Refer to Item 1107(j) of Regulation AB.

Response:

We have made numerous revisions to address this comment, including a section entitled “Use of Proceeds”.  Please see the cover page, page S-98 and page S-103 of version 1 of the prospectus supplement and the cover page, page S-93 and page S-96 of version 2 of the prospectus supplement.

Delinquency and Foreclosure Experience of [                  ], page S-48

Comment:

15.
We note that you disclaim liability for the accuracy and completeness of the delinquency, foreclosure, bankruptcy and REO property status with the phrase “[b]ased solely upon information provided by ______________.” A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

Response:

We have deleted this disclaimer.  Please see page S-49 of the prospectus supplement version 1. We did not find any similar disclaimers.

Additional Information, page S-50

Comment:

16.
We note your disclosure that the mortgage pool will be presented as of a cut-off date. We also note your disclosure on page S-50 that the description of the mortgage pool is as of the close of business of the cut-off date “as adjusted for the scheduled principal payments due on or before the date.” Please revise to clarify whether your disclosure will assume that payments have been made, as scheduled. If so, also revise here and on page S-40 to disclose that your delinquency disclosure assumes that payments have been made, as scheduled, and does not reflect actual payment activity as of the close of business of the cut-off date.

Response:

We have included more detailed disclosure regarding the method of calculation of delinquency and the determination of delinquency.  See pages S-40, S-41 and S-51 of prospectus supplement version 1.

17.
We note your statement that in no event, will more than 5% of the mortgage loans deviate from the characteristics of the mortgage loans set forth in the prospectus supplement. Please confirm whether your representation means that you will disclose changes of 5% or more due to the activity of the loans already identified to be included in the pool. For example, tell us whether the representation relates to whether you will disclose changes of 5% or more due to a change in delinquency. We also note your disclosure on page 11 of the base prospectus. Refer also to our comment above.

Response:

Note that we have added disclosure that we will attempt to ascertain whether or not the borrower has made its payment due on the Cut-off Date and we will disclose that fact.  The first scheduled monthly payment due to the trust is the one due in respect of the mortgage loans after the cut-off date.  The delinquency status of this payment will be included in the monthly remittance report.  No report or supplemental disclosure will be included with respect to the payment due on the Cut-off Date, but we have added disclosure that to the extent 5% or more of the Mortgage Loans are 30 days or more delinquent with respect to this payment, we will disclose through a supplement or through a Current Report on Form 8-K. See page S-51 of prospectus supplement version 1.

Conveyance of Subsequent Mortgage Loans and the Pre-Funding Account, page S-50

Comment:

18.
We note you contemplate that offering proceeds which were deposited in the pre-funding account may be used to purchase subsequent mortgage loans from the depositor. Please revise to disclose that you will provide the information required by Item 1121 of Regulation AB in Form 10-D. Please also confirm that you will disclose whether expenses that may be incurred during the purchase of the subsequent mortgage loans, and if so, the amount of expenses payable from offering proceeds, separately identifying the type and amount of expenses paid to each of the sponsor, servicer, depositor, issuing entity, originator, underwriter, or any affiliate of the foregoing. Refer to Item 1121(a)(3)(i) of Regulation AB.

Response:

All of the proceeds payable to acquire subsequent mortgage loans will be payable to the depositor.  In addition, a Form 10-D will be filed at the end of the pre-funding period.  We have revised the registration statement accordingly.  See page S-51 of prospectus supplement version 1.

Due Diligence of the Mortgage Loans, page S-51

Comment:

19.
We note that the sponsor engaged a third-party due diligence provider to conduct a review of the mortgage loans. Please revise to provide a more detailed description of the nature of the review performed by due diligence provider as well as provide the findings and conclusions of such review. Refer to Items 1111(a)(7)(i) and (ii) of Regulation AB.

Response:

We have changed this section to be referred to as “Pre-Offering Review of the Mortgage Loans.”  We have provided more detailed information for this section.  See pages S-52 through S-54 of prospectus supplement version 1.

Table of Fees and Expenses, page S-63

Comment:

20.
Please revise your fee table to indicate whether you will include either the fixed amount of the master servicer’s fee or the formula used to determine such fee. Refer to Item 1113(c) of Regulation AB. Also, please add the Table of Fees and Expenses section to the table of contents in each prospectus supplement.

Response:

The master servicer’s fee is a fixed interest “strip” of a number of basis points off of the principal balance of each mortgage loan.  We have clarified this in the disclosure.  We have revised the table of contents of the prospectus supplement versions and revised and created the table of fees and expenses as its own section.  See page S-68 of prospectus supplement version 1 and page S-89 of prospectus supplement version 2.

The Sponsor and the Servicer, page S-80

Comment:

21.
It appears that MORTCO TRS will be the sponsor of the transactions. Please revise to provide a discussion of the sponsor’s experience in securitizing assets of any type, a more detailed discussion of the sponsor’s experience in and overall procedures for originating or acquiring and securitizing assets of the type included in the current transaction as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the mortgage loans. Refer to Item 1104(c) of Regulation AB. Also, please describe the sponsor’s material roles and responsibilities in the transaction as required by Item 1104(d) of Regulation AB.

Response:

MortCo TRS may or may not be the sponsor of the transactions, but it is currently expected to be so.  MortCo TRS is not certain of the specific procedures it will undertake with respect to originating, acquiring and securitizing mortgage loans in the future, largely due to current uncertainty in the market about securitization requirements going forward.  However, we have added additional disclosure to prospectus supplement version 1 to try to address your concerns above.  See page S-77 of prospectus supplement version 1.

The Master Servicer and the Servicers, page S-86

Comment:

22.
Please revise your disclosure to indicate which parties would be responsible for each servicing criterion set forth in Item 1122(d), as applicable. Please consider, in addition to a narrative discussion, providing the information in a graphic or tabular format if doing so will aid understanding.

Response:

Both parties are responsible for the servicing criterion set forth in Item 1122(d) of Regulation AB, to the extent applicable to it.  It is uncertain which portions will be applicable to each party depending on the role played by the parties.  We have added additional disclosure however to clarify.  See pages S-91 and S-92 of prospectus supplement version 1.

The Servicer and the Subservicers, page S-89

Comment:

23.
We note that on page S-36, you expect all of the alt-A mortgage loans and subprime mortgage loans will be serviced by one or more subservicers, the identities of which are still to-be-determined. Please add bracketed language to the prospectus supplement to indicate that disclosure will be provided to the extent material regarding any special or unique factors involved in servicing these particular types of assets, and the subservicers’ processes and procedures designed to address such factors in accordance with Item 1108(c)(3) of Regulation AB.

Response:

We have added additional disclosure to address this comment.  See page S-95 of prospectus supplement version 1.

Reports to Securityholders, page S-100

Comment:

24.
Please note the amendments to the Exchange Act reporting requirements for asset-backed issuers. See SEC Release No. 34-65148. Please confirm your understanding of the current Exchange Act reporting requirements.

Response:

We confirm our understanding of current Exchange Act reporting requirements.  We have also included additional disclosure in the base prospectus in respect of these filings.  See pages S-126 and S-127 of the base prospectus.

Glossary, page S-111

Comment:

25.
In the Glossary, MortCo, TRS, LLC is defined as the Servicer. However, this conflicts with your disclosure on page S-81, which states that MortCo TRS, LLC “has been removed from all of the securitizations organized by the Sponsor prior to the date of this prospectus supplement due to its failure to meet its advancing requirements and the related master servicer has replaced MortCo TRS, LLC, as servicer.” Please amend for consistency. Additionally, if MortCo TRS, LLC will be a servicer under the transaction, please disclose the nature and extent of MortCo TRS, LLC’s failure to meet its advancing requirements as it may be material to an analysis of the servicing of the assets. Refer to Item 1108(b)(2) of Regulation AB.

Response:

We have removed references to MortCo TRS, LLC as servicer.  MortCo TRS, LLC will not be a servicer on any takedown.  However, we believe that its prior termination as servicer should be included as material to understanding the sponsor.  See pages S-85 and S-86 of prospectus supplement version 1.

Part II

Exhibits

Comment:

26.
We note that on page II-2, you include seven exhibits which are incorporated by reference from various registration statements that were filed between August 1, 2003 and February 8, 2006. Please review these exhibits and confirm that they are still applicable to the circumstances in the current registration statement. For example, both the certificate of incorporation of the depositor, as currently in effect and the by-laws of the depositor reference entities which are not named as depositor in the current Registration Statement. To the extent that any modification has occurred in the text of any document incorporated by reference since the filing thereof, please file a statement containing the text of any such modification and the date thereof, or alternatively, please file such fully updated documents as exhibits to the current registration statement.

Response:

We have filed updated documents for each of our exhibits which include additional features which we expect to be included, including compliance with Rule 17(g)-5 and Rule 15Ga-1.

Comment:

27.
We note your Item 512(f) in which you undertake that the information provided in response to Item 1105 of Regulation AB through the specified Internet address as of the date of the prospectus included in the registration statement.  Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012.  Please delete the Item 512(g) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through a Web site, including but not necessarily limited to page 17 of the base prospectus and page S-51 of the prospectus supplement(s).

Response:

We have revised the undertaking and registration statement accordingly.  Please see page S-54 of prospectus supplement version 1, page S-55 of prospectus supplement version 2, and page 15 of the base prospectus.

Item 17, Undertakings, page II-5

Comment:

28.
We note that there are only two (2) signatories to the registration statement. In addition to the depositor’s principal financial officer and controller or principal accounting officer, the registration statement should be signed by at least a majority of the depositor’s board of directors or persons performing similar functions. The certificate of incorporation of the depositor, as currently in effect, incorporated by reference on page II-2, names five (5) people as the directors of the depositor. None of the people listed as directors in the certificate of incorporation have signed the registration statement, and moreover, two signatories do not constitute a majority of the depositor’s five-person board of directors. Accordingly, please revise the signature page for the depositor or update the certificate of incorporation of the depositor, as currently in effect, as noted in comment 26 above. Refer to General Instruction V.B. of Form S-3.

Response:

The current directors of the depositor are Robert Cauley, Hunter Haas, and Michelle Dreyer.  Delaware law does not require that the names of a corporation's directors be included in such corporation's certificate of incorporation.  The signature page of the registration statement has been signed by a majority of the board of directors, as is required.  Accordingly, the requirements of General Instruction V.B. of Form S-3 have been met.

We supplementally advise the Commission staff that the depositor's certificate of incorporation, as currently in effect, has been re-filed with the Commission as Exhibit 3.1 in order to omit information included inadvertently with the initial filing of such exhibit.  Specifically, the Consent of Sole Incorporator In Lieu of Organizational Meeting and Unanimous Written Consent of Directors previously included at the end of the certificate of incorporation, while documenting valid corporate actions taken by the depositor, are not part of the depositor's certificate of incorporation and have been removed from the exhibit.  No other changes or amendments to the certificate of incorporation have been made.

If you require any addition information, please call the undersigned at (212) 768-6936.

Very truly yours,

/s/ Richard D. Simonds, Jr.

Copy with enclosures to:

Rolaine S. Bancroft
Michelle Stasny
Division of Corporation Finance